Exhibit 15
Telvent Announces Third Quarter 2010 Financial Results
Proving Strength in a Challenging Year
•	Nine-month Non-GAAP[1] Revenues of € 524 Million, in line with last year

•	Organic Revenue Growth achieved in Four Business Segments during the First Nine Months of 2010

•	Nine-month Adjusted EBITDA of € 73.1 Million

•	Nine-month Non-GAAP Diluted EPS of € 0.88

•	Year-to-Date Bookings of € 562 Million, Driving Backlog to € 961 Million
November 18, 2010 — Telvent GIT, S.A. (NASDAQ: TLVT), one of the leading real-time IT solutions and information providers for a sustainable world, today announced its unaudited consolidated financial results for the third quarter and nine-month periods ended September 30, 2010.
Ignacio Gonzalez, Telvent’s Chief Executive Officer, said, “We are pleased to share a third quarter 2010 that continues to exemplify our strength and resilience. We have achieved organic growth in four of our five business segments and we have continued to improve our gross margins”.
He added, “During the first nine months of the year, our Energy business was our major segment contributor and growth driver, and it allowed Telvent to maintain its leadership position in the oil & gas sector. At the same time our effective product strategy, including an accelerated introduction of highly differentiated Smart Grid solutions, is also providing momentum for us in the electric sector.”
“Despite lingering global economic concerns, we continue to remain on pace to achieve our non-GAAP revenues and diluted EPS for the fiscal year 2010.” he concluded.
First Nine Months 2010 Financial Highlights
Revenues for the first nine months of 2010 were € 523.9 million, compared to the € 525.4 million achieved in the same period last year, excluding the € 30.4 million in revenues from the internal IT outsourcing division that the Company sold effective January 1, 2010.

[1]	Each of the financial measures described in this press release is an unaudited and non-GAAP financial measure and reconciliation of each such measure to the most directly comparable unaudited GAAP financial measure is set forth in this press release immediately following the unaudited financial statements. Non-GAAP results should be viewed in addition to, and not in lieu of, GAAP results.

Gross margin was 37.6% in the first nine months of 2010, compared to 35.1% in the same period of 2009.
Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) for the first nine months of 2010 were € 73.1 million, or 14.0% of total revenues for the period; compared to € 77.1 million and 13.9% of total revenues in the same period of 2009.
Operating margin for the first nine months of 2010 was 7.9%, compared to 12.0% in the first nine months of 2009. The decrease in operating margin primarily resulted from the recognition during the second quarter of the year of a one-time loss of € 18 million related to a transportation project in Saudi Arabia. On August 28, 2010 the Company signed an agreement with the customer to terminate the enforcement portion of the project in light of technical disagreements and to continue and finalize the urban traffic management portion of the project. Excluding this impact, operating margin for the first nine months of 2010 would have been 11.4%.
Net income for the first nine months of 2010 was € 30.3 million, compared to € 31.5 million reported in the same period of 2009. Basic EPS for the first nine months of 2010 was € 0.90, compared to basic EPS of € 0.93 in the first nine months of 2009. Diluted EPS for the first nine months of 2010 was € 0.88, compared to diluted EPS of € 0.92 in the same period of 2009.
New order bookings, or new contracts signed, during the first nine months of 2010 totaled € 561.8 million, compared to € 670.7 million2 recorded in the same period of 2009, representing an organic decrease of 16.2% year-over-year. The reason for this decrease in bookings year-over-year is that the Company signed in the third quarter of 2009 the € 125 million Fortum AMI deployment project, which was the largest project ever signed by Telvent. Without considering this project, new bookings year-to-date organically increased by 3.0% from the same period of last year.
Backlog, representing the portion of signed contracts for which performance is pending, was € 961.1 million as of September 30, 2010, reflecting a 5.5% organic increase over the € 911.1 million2 in backlog at the end of September 30, 2009, and a 7.5% increase over the € 893.7 million2 in backlog at the end of December 2009.
Pipeline, measured as management’s estimates of real opportunities for the following twelve to eighteen months, is approximately € 3.5 billion.
As of September 30, 2010, cash and cash equivalents were € 62.9 million and total debt, including a net € 83.9 million credit line due to related parties, amounted to € 476.2 million, resulting in a net debt position of € 413.3 million, representing a reduction of

[2]	It excludes the internal IT outsourcing division sold to Abengoa effective January 1, 2010.

€  25.2 million during the third quarter of 2010. As of December 31, 2009, the Company’s net debt position2 was € 307.8 million, representing an increase in net debt position of € 105.5 million.
For the first nine months of 2010, cash used in operating activities (excluding interest paid) was € 30.3 million and net cash was also used by € 2.3 million from other assets (mainly restricted cash and credit line receivable with related parties). Cash was also used to pay interest of € 13.2 million; in acquisitions/divestures for a net total of € 10.7 million; and to pay recurrent CAPEX of € 23.2 million. Other changes in net debt were due to changes in accounting principle or foreign exchange translation impact.
Third Quarter 2010 Financial Highlights
Revenues for the third quarter of 2010 were € 172.8 million, compared to € 181.6 million in the third quarter of 2009, excluding the € 11.1 million in revenues from the internal IT outsourcing division that the Company sold effective January 1, 2010.
Gross margin was 37.8% in the third quarter of 2010, compared to 32.0% in the third quarter of 2009.
EBITDA for the third quarter of 2010 were € 22.9 million, or 13.2% of total revenues for the period, compared to € 25.0 million and 13.0% in the third quarter of 2009.
Operating margin for the third quarter of 2010 was 10.5%, compared to 11.2% in the third quarter of 2009.
Net income for the third quarter of 2010 was € 9.7 million, compared to € 11.0 million reported in the third quarter of 2009. Basic EPS for the third quarter of 2010 was € 0.29, compared to basic EPS of € 0.32 in the same quarter of 2009. Diluted EPS for the third quarter of 2010 was € 0.28, compared to diluted EPS of € 0.32 in the same quarter of 2009.
New order bookings, or new contracts signed, during the third quarter of 2010 totaled € 141.7 million, compared to € 292.3 million2 recorded in the third quarter of 2009, representing an organic decrease of 51.5% quarter-over-quarter. The main reason for this decrease is that the Company signed during the third quarter of 2009 the € 125 million Fortum AMI deployment project, presently the largest

[2]	It excludes the internal IT outsourcing division sold to Abengoa effective January 1, 2010.

project ever signed by Telvent. Excluding this project, new bookings signed during the third quarter of 2010 organically decreased by 15.3% quarter-over-quarter.
Business Highlights
Energy
Some of the most significant projects signed during the third quarter of 2010 were as follows:
•	Contract with Cluj-Napoca City to install the first distribution management system (DMS) for a medium voltage network in Romania. To assist with the project, Telvent will work with its Romanian partner, EnergoBit, to complete the modernization of more than 60 transformer substations with Saitel smart remote terminal units (SRTU). With the integration of an advanced DMS and SRTU technology, Cluj-Napoca City will take another step towards a smarter grid while increasing the efficiency of its operations, reducing operational expenditures and improving customer service satisfaction.

•	New project signed with a Latin American oil company for detailed engineering, risk analysis, security and process control including safety instrumentation for 11 pipeline pump stations and control center systems which will modernize and apply new standards and regulatory based operations for the system.

•	Contract with PetroChina to supply monitoring and control systems to extend its growing hydrocarbon pipeline network. Telvent’s OASyS information management infrastructure, already in use in the PetroChina pipeline network, will be added to three lateral pipelines where we believe it will play a vital role in sustaining PetroChina’s safe and secure transport of crude oil and natural gas to growing Chinese markets.

•	Contract with BP to manage U.S. credit limits and monitor product allocations through Telvent DTN TABS® terminal automation system, which authorizes or denies fuel loads based on pre-defined controls, reducing the risk of credit losses or inventory depletion. By monitoring real-time load data from its terminals, BP can view saleable product allocations to help manage inventory, anticipate product demand and prioritize volume. DTN TABS® can also send real-time email allocation alerts to customers who can use the information to request additional loads from BP, who can then go online and place an order through bpconnection. In addition to enhancing its customer service capabilities, we believe BP can augment its quality control practices by offering increased transparency through real-time electronic bills of lading and allocation records.

•	Contract with one of the largest international oil companies and member of the Fortune 100 to provide lifting controls in the U.S. TABS®, a hosted service, is being employed across the supplier’s domestic U.S. business to provide credit and inventory controls, real-time access to transactional data, enhanced demand forecasting tools and customer-facing supply information. In addition to being highlighted as the service of choice for one of the industry’s leading companies, this project should also open doors for significant incremental revenue opportunities to extend the DTN TABS® functionality to their customers through the DTN TABS Rack Marketer service.

•	Contract in the U.S. with one of the largest multi-national oil companies and repeat Fortune 100 member to implement Telvent DTN Guardian 3 Terminal Automation Systems and Guardian Host along with related development, installation, and training and maintenance services for their entire enterprise of company owned terminal facilities across the U.S. The project is anticipated to cover a 24 to 36 month roll-out period and leverage existing solutions already in place at the corporation including the TABS real-time BOL delivery and allocation platform as well as the newest version of Guardian Host which facilitates enterprise terminal management and reporting.
Transportation
During the third quarter of 2010 some of the significant contracts signed were:
•	Contract with Saudi Oger Ltd, in Saudi Arabia, to manage traffic on King Abdullah Road in Riyadh. This contract, whose ultimate client will be the High Commission for the Development of Arriyadh, includes implementation of the Telvent SmartMobilityTM Road system to manage six kilometres of highway, including four tunnels, and will contribute to improving traffic flow while reinforcing driver safety.

•	Contract with the Maryland Department of Transportation — State Highway Administration (MD SHA), in the U.S., to implement, operate, host and maintain a traveler information system featuring access through the national abbreviated three-digit 511 dialing code. The new traveler information system will cover the entire state of Maryland, including the metropolitan region of Baltimore and the Maryland suburbs of Washington, D.C., and will incorporate information from the northern Virginia suburbs. In addition, the project includes the development of a new companion traveler information website.

•	Contract with Isolux-Corsan to implement the Telvent SmartMobilityTM Light Rail solution for the new light rail system in the Algerian city of Oran. The new light rail system, comprising 32 stations along its 18-kilometer route, is scheduled to begin operating by 2011. Thanks to this project, Oran authorities will be able to effectively coordinate interaction between city traffic and the new light rail network, having the capability to give priority at anytime to the light rail over private transportation whenever it is considered to be appropriate. We believe this project will help minimize delays and unjustified standstills, while enhancing the city’s road safety levels.
Environment
During the third quarter of 2010, significant contracts signed were:
•	Contract with the Consejería de Medio Ambiente (Department of the Environment) of the Regional Government of Andalusia, in Spain, to maintain the 2010-2012 Air Quality Monitoring and Control Network. This project involves preventive and corrective maintenance on air and water quality stations for the Consejería de Medio Ambiente of the Regional Government of Andalusia. The stations are made up of air quality (CO, SO2, O3, NOx, PM10, PM2.5, etc.) and water quality (conductivity, pH, O2d, etc.) measurement systems. The project also includes, among others, tasks such as rural bottom filter installation and collection and BTX sampling, Guadalquivir guard service, and IME calendar-based sampling.

•	Contract with Deutscher Wetterdienst (DWD), the National Meteorological Service of the Federal Republic of Germany responsible for providing services for the protection of life and property in the form of weather and climate information, to provide automated weather observation systems (AWOS). DWD will rely on Telvent’s technology to manage weather information critical to flight operations at 16 German international airports. Telvent’s solutions will help DWD monitor weather conditions, in order to maintain safety and maximize efficiency. The airports benefiting from this technology are expected to include: Frankfurt, Hamburg, Bremen, Hanover, Leipzig, Berlin-Schonefeld, Munich, Nuremburg, Dresden, Erfurt, Egelsbach, Saarbrucken, Stuttgart, Cologne-Bonn, Dusseldorf and Munster-Osnabruck. The project also includes a long-term maintenance and support agreement.
In addition, during the third quarter of 2010, Telvent DTN’s weather service was ranked first in a report compiled by ForecastWatch.com measuring probability of precipitation (POP) forecasts. The study used the Brier Score, which ranks both accuracy and resolution, to compare five major weather service providers’ one-day-out POP forecasts. Telvent received the top score from POP forecasts collected from July 1, 2009 to June 30, 2010. Additionally, it received the top score for winter precipitation forecasts that were provided December 2009 through February 2010.
Agriculture
All revenues in our Agriculture segment were generated in North America and principally arise from the sale, through subscriptions, of critical agricultural business information, weather and real-time market data solutions to top farm producers and agribusinesses. Subscription retention rates remain close to 89% in our Agriculture segment, which exemplifies the stability and resilience of this business segment.
We have over 564,000 subscribers to our business information in our Agriculture segment, including approximately 35,500 of the largest farm producers who are paying for premium content, more than 14,300 originators including the top elevators, ethanol plants and feedlots, and almost 3,950 agribusiness customers using our risk management platform. Our largest customers include Bunge, FC Stone, John Deere, Con Agra and Cargill along with the majority of the top corn and soybean producers in the United States. During the first nine months of 2010, transactions involving approximately 88 million bushels of grain were transacted through our grains trading portal between our 1,069 agribusiness portal locations and our over 27,049 registered portal producers.
Global Services
Significant contracts signed in the third quarter of 2010, among others, were:
•	Contract to develop applications and technical assistance for banking projects in Chile for one of our customers. We believe this contract advances Telvent’s expansion strategy in Latin America.

•	Contract with a multinational distribution group, operating in the DIY and decoration sectors, to develop and maintain a part of its sales and supply chain system for every country in which the group operates (Spain, France, Brazil, Italy, Poland, Romania, Turkey, etc). This contract bolsters Telvent positioning in both the retail sector and in terms of international expansion
Use of Non-GAAP Financial Information
To supplement our consolidated financial statements presented in accordance with U.S. GAAP, we use certain non-GAAP measures, including non-GAAP net income attributable to the parent company and EPS. Non-GAAP net income attributable to the parent company and EPS are adjusted from GAAP-based results to exclude certain costs and expenses that we believe are not indicative of our core operating results. Non-GAAP results are one of the primary indicators that our management uses for evaluating historical results and for planning and forecasting future periods. We believe that non-GAAP results provide consistency in our financial reporting, which enhances our investors’ understanding of our current financial performance as well as our future prospects. Non-GAAP results should be viewed in addition to, and not in lieu of, GAAP results. Reconciliation of each Non-GAAP measure presented to the most directly comparable GAAP measure is provided in this release immediately following the unaudited consolidated financial statements.
The Company provides non-GAAP measures to give investors figures that are most comparable to those used by Management in their evaluation of historical results for planning and forecasting purposes. The adjustments represent the removal of GAAP impacts that Management is not able to forecast (such as JVs and mark-to-market of derivatives and hedged items), that generally have not impacted the Company’s cash position in the period (such as stock compensation plan expenses and mark to market of derivatives and hedged items), or that Management believes are extraordinary in nature and thus should be removed or added back from the GAAP results for comparative purposes. Below is an explanation of the nature of each of these adjustments and how Management uses the resulting non-GAAP measures in its management of the business:
•	Joint ventures: The Company, during its normal course of business, and as is customary practice in its industry, participates in joint venture agreements in Spain to bid for and carry on some of its projects in the traffic, energy and environment segments. These relationships are commonly referred to as “Union Temporal de Empresas” (UTEs). Such UTEs are established for commercial reasons, at the request of the client, and because they are sometimes required when bidding for government related work. A UTE (which is considered a “temporary consortium” under Spanish law) is a form of business cooperation used within the scope of public hiring, with no legal personality, that is established for a certain period of time, definite or indefinite, to carry out work, service or supply in Spain. The terms governing the functioning of a UTE are freely agreed to by the participants provided they are set out in the Articles of Association and conform to applicable law. UTEs are operated through a management committee, comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities that have a significant effect on its success.
As a result of the adoption of FIN 46R, Consolidation of Variable Interest Entities, in January 2004, these joint ventures were determined to be variable interest entities, as they have no equity, and transfer restrictions in the agreements were deem to establish a de facto agency relationship between all venture partners. For this reason, and applying quantitative criteria to determine which partner is the most closely associated with the joint venture, the Company consolidated, up to December 31, 2009, the results of such UTEs for GAAP purposes, and excluded, for non-GAAP purposes, the revenues and cost of revenues attributable to other venture partners.
Effective January 1, 2010, the Company has applied SFAS 167 which introduces the concept of joint control. The adoption of this Statement has resulted in the deconsolidation of most of our joint venture arrangements, and these investments are now carried under the equity method for GAAP purposes. For non-GAAP purposes, the Company includes in its revenues and cost of revenues its portion of revenues and margins associated with the work it is carrying out through the UTE.

The disclosed non-GAAP revenues, cost of revenues and gross margins are the closest indicators to the measures Management uses in its management of the business.
•	Mark to market of derivatives and hedged items: The Company enters into numerous forward exchange contracts to protect against fluctuations in foreign currency exchange rates on long-term projects and anticipated future transactions. In addition, the Company enters into interest rate caps in order to manage interest rate risk on certain long-term variable rate financing arrangements. These transactions have been designated as cash flow hedges and are recorded at fair value in the Company’s consolidated balance sheets, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs (e.g. once foreign currency invoices are issued to clients or received from suppliers). Accounts receivables and payables (the “hedged items”) denominated in foreign currencies are translated to the functional currency using applicable quarter-end or year-end exchange rates, with variations recorded in earnings for each period. Due to the volume of forward exchange contracts and the number of currencies they cover, the Company does not estimate the unrealized gains and losses arising from the accounting entries required by SFAS 133 at each cut-off date. Rather, the Company estimates and manages exchange rate risk on a project-by-project basis, overseeing and predicting the real cash impact at the end of a project arising from such transactions (both caused by the hedged item and the derivative). For this reason, Management uses internally a non-GAAP measure which is equivalent to GAAP financial income/expense, but which excludes the unrealized gains and losses from recognizing derivatives at fair value and from recording hedged foreign currency receivables and payables at period-end exchange rates.

•	Stock and extraordinary variable compensation plan expenses: The Company has applied SFAS 123R to account for the share acquisition plan established by Abengoa with respect to Abengoa’s shares. This plan has been accounted for as an equity award plan under SFAS 123R, and is being treated similar to a stock option plan. A valuation of the plan was performed at the grant date and the corresponding non-cash compensation expense is being recognized over the requisite service period of five years and six months. In addition, the Company has an extraordinary variable compensation plan for members of its senior management team, to be paid partially in Company’s ordinary shares at the end of a five year period, based on the accomplishment of certain objectives. The compensation only vests and becomes payable after the end of the fifth year of the plan. Compensation expense is recorded under GAAP for these two plans. The Company provides a non-GAAP measure which excludes the non-cash impact of such plans.

•	Amortization of intangibles arising on acquisitions: The Company records intangible assets during the purchase price allocation process performed on acquisitions. These include customer contract (backlog) and relationships, purchased software technology, trade names and in-process research and development, among others. Such intangible assets are amortized, for GAAP purposes, over their estimated useful lives. When evaluating an acquisition, the Company does not consider the non-cash amortization expense arising from these intangibles in its valuation. Therefore, the Company periodically excludes such impact from its depreciation and amortization (D&A) line to arrive at non-GAAP D&A, which it believes to be useful information for investors.

•	Accounting effect of convertible debt: On April 19, 2010 the Company issued US $200 million aggregate principal amount of 5.50% senior subordinated convertible notes (the “Notes”) due 2015. Under certain circumstances, the Notes will be convertible into cash, the Company’s ordinary shares or a combination of cash and Telvent’s ordinary shares, at Telvent’s election. For GAAP purposes, the notes are considered to be a hybrid instrument bearing an option which, upon the exercise thereof, the purchaser can elect to receive either the face or redemption amount of the notes or the number of common shares into which the notes are convertible. The option embedded in these Notes is classified as a derivative instrument recorded at fair value, with changes in fair value recorded in the Consolidated Statements of Operations as “Other financial income (expenses)”. For its non-GAAP net income measure, the Company excludes the non-cash impact of this mark-to-market of the embedded option and the non-cash amortization of the initial fair value of the option, which is recognized as additional financial expense for GAAP purposes.
Conference Call Details

Ignacio Gonzalez, Chief Executive Officer and Barbara Zubiria, Chief Accounting Officer and Head of Investor Relations, will conduct a conference call to discuss third quarter 2010 results, which will be simultaneously webcast, at 11:00 A.M. Eastern Time / 5:00 P.M. Madrid Time on Thursday, November 18, 2010.
To access the conference call, participants in North America should dial (877) 263-0337 and international participants +1 (706) 758-3263. A live webcast of the conference call will be available at the Investor Relations page of Telvent’s corporate website at www.telvent.com. Please visit the website at least 15 minutes prior to the start of the call to register for the teleconference webcast and download any necessary audio software.
A replay of the call will be available approximately two hours after the conference call is completed. To access the replay, participants in North America should dial (800) 642-1687 and international participants should dial +1 (706) 645-9291. The passcode for the replay is 21834977.
About Telvent
Telvent (NASDAQ: TLVT) is a global IT solutions and business information services provider dedicated to helping improve efficiency, safety and security for the world’s leading companies. Telvent serves markets that are critical to the sustainability of the planet, including the energy, transportation, agricultural and environmental sectors. (www.telvent.com)
Investor Relations Contact
Barbara Zubiria
Tel. +1 301 354 5432
Email: ir@telvent.com
Communications Department Contact
Patricia Malo de Molina
Tel. +34 954 93 71 11
Email: comunicacion@telvent.com
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. Forward-looking statements reflect management’s current expectations, as of the date of this presentation, and involve certain risks and uncertainties. Telvent’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Some of the factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include the “Risk Factors” described in Telvent’s Annual Report on Form 20-F for the year ended December 31, 2009, filed with the Securities and Exchange Commission on March 18, 2010, and updated, if applicable, by Telvent’s Quarterly Report on Form 6-K for the quarters ended March 31, 2010, filed with the Securities and Exchange Commission on May 26, 2010 and June 30, 2010, filed with the Securities and Exchange Commission on August 19, 2010.
Telvent does not intend, and does not assume any obligation, to update or revise the forward-looking statements in this document after the date it is issued. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.

Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	September 30,	December 31,
	2010 (Unaudited)	2009 (Audited)

Assets:
Current assets:
Cash and cash equivalents	€62,896	€92,893
Other short-term investments	669	758
Derivative contracts	3,299	2,622
Accounts receivable (net of allowances of € 881 as of September 30, 2010 and € 1,122 as of December 31, 2009)	115,174	66,450
Unbilled revenues	335,967	320,919
Due from related parties	31,016	8,762
Inventory	20,373	20,432
Other taxes receivable	20,103	18,974
Deferred tax assets	5,111	4,137
Other current assets	8,364	5,694

Total current assets	€602,972	€541,641
Deposits and other investments	7,476	7,476
Investments carried under the equity method	8,334	6,472
Property, plant and equipment, net	80,516	81,549
Long-term receivables and other assets	10,813	10,732
Deferred tax assets	63,552	41,166
Other intangible assets, net	192,568	184,359
Goodwill	250,791	234,404
Derivative contracts long-term	3,880	831

Total assets	€1,220,902	€1,108,630

Liabilities and equity:
Current liabilities:
Accounts payable	€211,614	€264,368
Billings in excess of costs and estimated earnings	71,622	61,989
Accrued and other liabilities	23,074	15,951
Income and other taxes payable	19,893	24,526
Deferred tax liabilities	3,333	4,554
Due to related parties	109,423	63,915
Current portion of long-term debt	10,121	17,621
Short-term debt	58,966	97,335
Short-term leasing obligations	1,946	8,822
Derivative contracts	4,384	4,788

Total current liabilities	€514,376	€563,869
Long-term debt less current portion	178,791	171,202
Long-term leasing obligations	1,621	13,043
Derivative contracts long-term	16,932	1,430
Other long term liabilities	23,418	29,516
Convertible notes, net of conversion option	99,489	—
Deferred tax liabilities	47,569	48,226
Unearned income	2,489	1,360

Total liabilities	€884,685	€828,646

Unaudited Consolidated Balance Sheets (continued)
(In thousands of Euros, except share and per share amounts)

	As of	As of
	September 30,	December 31,
	2010 (Unaudited)	2009 (Audited)

Commitments and contingencies	—	—

Equity:
Non-controlling interest	596	208
Shareholders’ equity:
Common stock, € 3.00505 nominal par value, 34,094,159 shares Authorized and issued, same class and series	102,455	102,455
Treasury stock, at cost, 370,962 shares	(4,707)	(4,707)
Additional paid-in-capital	94,674	94,481
Accumulated other comprehensive income (loss)	(10,109)	(24,967)
Retained earnings	153,308	112,514

Total shareholders’ equity	€335,621	€279,776

Total equity	€336,217	€279,984

Total liabilities and equity	€1,220,902	€1,108,630

Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009

Revenues	€163,557	€195,538	€502,518	€563,584
Cost of revenues	99,113	134,086	307,956	368,869

Gross profit	€64,444	€61,452	€194,562	€194,715

General and administrative	34,157	26,177	95,303	86,152
Sales and marketing	6,668	7,290	21,950	20,787
Research and development	2,011	4,351	7,573	12,911
Depreciation and amortization	9,113	6,510	26,195	20,417
Other allowances	—	—	18,035	—

Total operating expenses	€51,949	€44,328	€169,056	€140,267

Income (loss) from operations	12,495	17,124	25,506	54,448
Interest expense	(8,096)	(6,490)	(20,300)	(23,069)
Interest income	(64)	124	(21)	237
Other financial income (expense), net	(3,268)	(672)	26,824	(4,556)
Income (loss) from companies carried under the equity method	683	(404)	2,517	(224)
Other income (expense), net	—	(293)	—	(1,073)

Total other income (expense)	€(10,745)	€(7,735)	€9,020	€(28,685)

Income before income taxes	1,750	9,389	34,526	25,763
Income tax expense (benefit)	(2,543)	981	(6,934)	2,783

Net income	€4,293	€8,408	€41,460	€22,980

Loss/(profit) attributable non-controlling interests	(44)	(9)	(666)	(210)

Net income attributable to the parent company	€4,249	€8,399	€40,794	€22,770

Add back:
Convertible debt interest expense, net of tax (*)	€2,708	€—	€5,253	€—
Change in fair value of embedded call option, net of tax (*)	1,457	—	(24,707)	—

Adjusted net income attributable to the parent company for diluted EPS	€8,414	€8,399	€21,340	€22,770

Earnings per share
Basic net income attributable to the parent company per share	€0.13	€0.25	€1.21	€0.67

Diluted net income attributable to the parent company per share (**)	€0.13	€0.25	€0.57	€0.67

Weighted average number of shares outstanding
Basic	33,723,197	34,033,676	33,723,197	34,073,851
Diluted	39,945,962	34,094,159	37,609,528	34,094,159

(*)	Addback amounts include exchange rate differences.

(**)	In the three-month period ended September 30, 2010, the effect of applying the “if-converted” method was antidilutive, thus conversion was not assumed.

Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros, except share and per share amounts)

	Nine Months Ended
	September 30,
	2010	2009

Cash flows from operating activities:
Net income	41,460	22,980
Less (profit)/loss attributable to non-controlling interest	(666)	(210)

Net income attributable to the parent company	40,794	22,770
Adjustments to reconcile net income attributable to the parent company to net cash provided by operating activities	(16,694)	34,327
Change in operating assets and liabilities, net of amounts acquired	(65,770)	(108,211)
Change in operating assets and liabilities, due to temporary joint ventures	(1,822)	(2,724)
Adoption of SFAS 167	(5,707)	—

Net cash provided by (used in) operating activities	€(49,199)	€(53,838)

Cash flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	965	17,892
Due from related parties	2	12,665
Purchase of property, plant & equipment	(9,169)	(6,692)
Investment in intangible assets	(13,983)	(5,464)
Acquisition of subsidiaries, net of cash, including deferred payments	(14,123)	(20,964)
Disposal / (acquisition) of investments	2,982	(1,000)

Net cash provided by (used in) investing activities	€(33,326)	€(3,563)

Cash flows from financing activities:
Proceeds from long-term debt	176,123	25,021
Repayment of long-term debt	(203,751)	(34,460)
Proceeds from short-term debt	13,403	7,706
Repayment of short-term debt	(66,574)	(10,407)
Proceeds from issuance of convertible notes	142,133	—
Dividends paid to shareholders	—	(12,274)
Dividends paid to non-controlling interest	—	(1,283)
Proceeds (repayments) of government loans	163	(304)
Purchase of Treasury Stock	—	(4,707)
Due to related parties	(10,891)	67,168

Net cash provided by (used in) financing activities	€50,606	€36,460

Net increase (decrease) in cash and cash equivalents	€(31,919)	€(20,941)
Net effect of foreign exchange in cash and cash equivalents	1,922	(34)
Cash and cash equivalents at the beginning of period	92,340	60,792
Joint venture cash and cash equivalents at the beginning of period	553	6,931

Cash and cash equivalents at the end of period	€62,896	€46,748

Supplemental disclosure of cash information:
Cash paid for the period:
Income taxes	2,270	5,995
Interest	13,143	19,124
Non-cash transactions:
Capital leases	418	3,193

Segment Information
(In thousands of Euros, except share and per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
US GAAP	2010	2009	2010	2009

Revenues
Energy	€53,737	€51,320	€170,290	€156,391
Transportation	46,200	70,110	128,394	172,306
Environment	13,097	14,225	41,095	43,934
Agriculture	20,462	18,029	61,566	58,531
Global Services	30,061	41,854	101,173	132,422

	€163,557	€195,538	€502,518	€563,584

Gross Margin
Energy	39.7%	32.6%	38.3%	35.3%
Transportation	23.2	20.6	27.0	23.6
Environment	44.4	33.1	45.0	38.9
Agriculture	73.1	74.3	72.8	73.1
Global Services	38.7	29.1	31.0	29.5

	39.4%	31.4%	38.7%	34.5%

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Non-GAAP	2010	2009	2010	2009

Revenues
Energy	€56,111	€51,568	€174,912	€157,723
Transportation	49,569	67,612	136,981	163,335
Environment	14,229	14,320	44,305	44,267
Agriculture	20,462	18,029	61,566	58,531
Global Services	32,473	41,138	106,115	131,892

	€172,844	€192,667	€523,879	€555,748

Gross Margin
Energy	38.7%	31.5%	37.8%	34.6%
Transportation	21.7	22.0	25.3	25.0
Environment	44.7	31.9	45.2	38.9
Agriculture	73.1	74.3	72.8	73.1
Global Services	35.6	30.4	29.5	29.8

	37.8%	32.0%	37.6%	35.1%

Reconciliations between GAAP and Non-GAAP Measures
(In thousands of Euros, except margins, share and per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009

Reconciliation of Non-GAAP Revenues:
Revenues	€163,557	€195,538	€502,518	€563,584
Joint Venture adjustment	9,287	(2,871)	21,361	(7,836)

Non-GAAP Revenues	172,844	192,667	523,879	555,748

Reconciliation of Non-GAAP Gross Margin:
Gross Margin	39.4%	31.4%	38.7%	34.5%
Joint Venture adjustment	(1.6)	0.6	(1.1)	0.6

Non-GAAP Gross Margin	37.8	32.0	37.6	35.1

Reconciliation of Adjusted EBITDA:
Net Income attributable to the parent company	€4,249	€8,399	€40,794	€22,770
Loss/(profit) attributable non-controlling interests	44	9	666	210
Income tax expense (benefit)	(2,543)	981	(6,934)	2,783
Other income (expense), net	—	293	—	1,073
Income from companies carried under equity method	(683)	404	(2,517)	224
Other financial income (expense), net	3,268	672	(26,824)	4,556
Interest income	64	(124)	21	(237)
Interest expense	8,096	6,490	20,300	23,069
Depreciation and amortization	9,113	6,510	26,195	20,417
Other allowances	—	—	18,035	—

EBITDA	21,608	23,634	69,736	74,865
Adjustments
Stock compensation plan expense adjustment	601	1,215	2,141	2,117
Joint Venture adjustment	659	165	1,248	154

Adjusted EBITDA	22,868	25,014	73,125	77,136

Reconciliation of Non-GAAP Income (Loss) from Operations:
Income (loss) from Operations	€12,495	€17,124	€25,506	€54,448
Joint Venture adjustment	595	159	1,068	210
Stock compensation plan expense adjustment	601	1,215	2,141	2,117
Amortization of Intangibles adjustment	4,488	3,052	12,795	9,697

Non-GAAP Income from Operations	18,179	21,550	41,510	66,472

Reconciliation of Non-GAAP Operating Margin:
Operating Margin	7.6%	8.8%	5.1%	9.7%
Joint Venture adjustment	(0.2)	0.2	(0.2)	0.2
Stock compensation plan expenses adjustment	0.4	0.6	0.4	0.4
Amortization of Intangibles adjustment	2.7	1.6	2.5	1.7

Non-GAAP Operating Margin	10.5	11.2	7.8	12.0

Reconciliations between GAAP and Non-GAAP Measures (continued)
(In thousands of Euros, except margins, share and per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009

Reconciliation of Non-GAAP Net income attributable to the parent company:
GAAP Net income attributable to the parent company	€4,249	€8,399	€40,794	€22,770
Joint Venture effect	(17)	199	(1,046)	97
Stock compensation plan expenses	601	1,215	2,141	2,117
Amortization of Intangibles	4,488	3,052	12,795	9,697
Mark to market of derivatives	(843)	(800)	485	191
Loss/(profit) attributable to non-controlling interests	24	—	671	—
Convertible notes accounting	3,775	—	(32,157)	—
Tax effect of previous adjustments	(2,542)	(1,022)	6,645	(3,345)

Non-GAAP Net income attributable to the parent company	9,735	11,043	30,328	31,527

Reconciliation of Non-GAAP Earnings per Share:
GAAP Basic Earnings per share	€0.13	€0.25	€1.21	€0.67
Joint Venture effect on EPS	0.00	0.00	(0.03)	0.00
Stock compensation plan expenses effect on EPS	0.02	0.03	0.06	0.06
Amortization of Intangibles effect on EPS	0.13	0.09	0.38	0.28
Mark to market of derivatives effect on EPS	(0.02)	(0.02)	0.01	0.01
Loss/(profit) attributable to non-controlling interests	0.00	0.00	0.02	0.00
Convertible debt accounting	0.11	0.00	(0.95)	0.00
Tax effect of previous adjustments effect on EPS	(0.08)	(0.03)	0.20	(0.09)

Non-GAAP Basic Earnings per share	0.29	0.32	0.90	0.93

GAAP Diluted Earnings per share	€0.13	€0.25	€0.57	€0.67
Adjustment due to diluted EPS under the “if-converted” method superior to basic EPS	0.08	—	—	—
GAAP diluted Earnings per share under the “if-converted” method	0.21	0.25	0.57	0.67
Joint Venture effect on EPS	0.00	0.00	(0.03)	0.00
Stock compensation plan expenses effect on EPS	0.02	0.03	0.06	0.06
Amortization of Intangibles effect on EPS	0.11	0.09	0.34	0.28
Mark to market of derivatives effect on EPS	(0.02)	(0.02)	0.01	0.01
Loss/(profit) attributable to non-controlling interests	0.00	0.00	0.02	0.00
Tax effect of previous adjustments effect on EPS	(0.04)	(0.03)	(0.09)	(0.10)

Non-GAAP Diluted Earnings per share	0.28	0.32	0.88	0.92